November 1, 2024

Assaf Ginzburg
Chief Financial Officer
Ormat Technologies, Inc.
6140 Plumas Street
Reno, NV 89519

       Re: Ormat Technologies, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 23, 2024
           File No. 001-32347
Dear Assaf Ginzburg:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Financial Statements
Note 11- Long-Term Debt, Credit Agreements and Finance Liability
Don A. Campbell Senior Secured Notes - Non-Recourse, page 148

1. We note the disclosures here and on page 95 stating that covenants for the DAC 1
       Senior Secured Notes have not been met, which resulted in certain restrictions of equity distributions by the subsidiary ORNI 47. Please disclose the amount of retained earnings or net income restricted or free of restrictions and include all of the applicable disclosures required by Rule 4-08(e) of Regulation S-X. November 1, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation